UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to Rules 13d-1(a) and Amendments thereto Filed

Pursuant to Rule 13d-2(a)

(Amendment No. 6)*

MERCURY AIR GROUP, INC.

(Name of issuer)

Common Stock, par value $0.01 per share

(Title of class of securities)

589354109

(CUSIP number)

COPY TO:

R. G. Barrett

J O Hambro Capital Management Limited

Ryder Court

14 Ryder Street

London SW1Y 6QB, England

011-44-207-747-5640

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 28, 2003

(Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 25 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 589354109	Page 2 of 25

SCHEDULE 13D

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) J O Hambro Capital Management Group Limited No IRS Identification Number

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 366,000 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 366,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 366,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1%

14.	TYPE OF REPORTING PERSON* HC

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 589354109	Page 3 of 25

SCHEDULE 13D

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) J O Hambro Capital Management Limited No IRS Identification Number

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 366,000 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 366,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 366,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1%

14.	TYPE OF REPORTING PERSON* IA

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 589354109	Page 4 of 25

SCHEDULE 13D

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Christopher Harwood Bernard Mills No IRS Identification Number

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 366,000 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 366,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 366,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1%

14.	TYPE OF REPORTING PERSON * IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 589354109	Page 5 of 25

SCHEDULE 13D

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) American Opportunity Trust plc No IRS Identification Number

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 157,500 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 157,500

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 157,500

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%

14.	TYPE OF REPORTING PERSON * IV

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 589354109	Page 6 of 25

SCHEDULE 13D

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) The Trident North Atlantic Fund No IRS Identification Number

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 111,660 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 111,660

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 111,660

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%

14.	TYPE OF REPORTING PERSON * IV, CO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

AMENDMENT NO. 6 TO

STATEMENT ON SCHEDULE 13D

This Amendment No. 6 to Statement on Schedule 13D (the “Amendment”) is filed on behalf of the Filing Parties (defined below). This Amendment amends the Amendment No. 5 filed by the Filing Parties with the Securities and Exchange Commission (the “SEC”) on August 1, 2003 pursuant to a joint filing agreement dated as of April 9, 2003. The Filing Parties first filed with the SEC a Statement on Schedule 13D with respect to the common stock, par value $0.01 per share, of Mercury Air Group, Inc. on December 2, 2002. The initial statement was subsequently amended on December 6, 2002, December 17, 2002, April 14, 2003, July 11, 2003, and August 1, 2003.

Item 1. Security and Issuer.

The class of equity securities to which this Amendment relates is the common stock, par value $0.01 per share (the “Common Stock”) of Mercury Air Group, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 5456 McConnell Avenue, Los Angeles, CA 90066.

Item 2. Identity and Background.

2 (a-c,f).

I.	Filing Parties:

This Amendment is filed on behalf of the following five persons, who are collectively referred to as the “Filing Parties”:

1.	J O Hambro Capital Management Group Limited (“J O Hambro Group”) is a corporation organized under the laws of England with its principal office and business at Ryder Court, 14 Ryder Street, London SW1Y 6QB England. J O Hambro Group functions as the ultimate holding company for J O Hambro Capital Management Limited.

2.	J O Hambro Capital Management Limited (“J O Hambro Capital Management”) is a corporation organized under the laws of England with its principal office and business at Ryder Court, 14 Ryder Street, London SW1Y 6QB England. J O Hambro Capital Management is principally engaged in the business of investment management and advising. It serves as co-investment adviser to North Atlantic Smaller Companies Investment Trust plc (“NASCIT”) and American Opportunity Trust plc (“American Opportunity Trust”) and as investment adviser to Oryx International Growth Fund Limited (“Oryx”), The Trident North Atlantic Fund (“Trident North Atlantic”) and The Trident European Fund (“Trident European”), as well as to private clients.

3.

Christopher Harwood Bernard Mills is a British citizen whose business address is Ryder Court, 14 Ryder Street, London SW1Y 6QB England. His principal employment includes service as executive director of NASCIT and American Opportunity Trust, as a director of J O Hambro Group, J O Hambro Capital Management, Trident North Atlantic, Oryx, Acquisitor plc and Acquisitor Holdings (Bermuda) Ltd. (“Acquisitor”), and as co-investment adviser to NASCIT and American Opportunity Trust.

4.	American Opportunity Trust is a corporation organized under the laws of England with its principal office and business at Ryder Court, 14 Ryder Street, London SW1Y 6QB England. American Opportunity Trust is a publicly-held investment trust company. Christopher Harwood Bernard Mills and J O Hambro Capital Management serve as co-investment advisers to American Opportunity Trust.

5.	Trident North Atlantic is an open-ended investment company incorporated in the Cayman Islands with its principal office and business at P.O. Box 309, Ugland House, George Town, Grand Cayman, Cayman Islands. Trident North Atlantic is a publicly-held regulated mutual fund. Christopher Harwood Bernard Mills serves as a director of Trident North Atlantic and J O Hambro Capital Management serves as an investment adviser to Trident North Atlantic.

II.	Control Relationships:

J O Hambro Capital Management is a wholly-owned subsidiary of J O Hambro Group.

Christopher Harwood Bernard Mills serves as a director of J O Hambro Group and J O Hambro Capital Management, as executive director of American Opportunity Trust and as a director of Trident North Atlantic.

III.	Executive Officers and Directors:

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers and directors of the Filing Parties is included in Schedule A hereto and is incorporated by reference herein.

(d) Criminal Proceedings

During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of any of the Filing Parties (or a controlling entity thereof) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Civil Securities Law Proceedings

During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of any of the Filing Parties (or a controlling entity thereof) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 157,500 shares of Common Stock beneficially held by American Opportunity Trust is $1,036,157 (exclusive of brokerage fees and commissions). All of the shares of Common Stock beneficially held by American Opportunity Trust were paid for using its working capital funds.

The aggregate purchase price of the 111,660 shares of Common Stock beneficially held by Trident North Atlantic is $710,457 (exclusive of brokerage fees and commissions). All of the shares of Common Stock beneficially held by Trident North Atlantic were paid for using its working capital funds.

The aggregate purchase price of the 96,840 shares of Common Stock beneficially held by private clients of J O Hambro Capital Management is $616,471 (exclusive of brokerage fees and commissions). All of the shares of Common Stock beneficially held by such private clients were paid for using their working capital funds.

Item 4. Purpose of Transaction.

The Filing Parties believe that the shares of Common Stock of the Company are undervalued and represent an attractive investment opportunity and they are considering pursuing any and all of the actions enumerated below.

The Filing Parties may take such actions with respect to their investment in the Company as they deem appropriate, including without limitation: (i) having open communications with the Company’s management in order to monitor their efforts to increase shareholder value, (ii) purchasing additional shares of Common Stock in the open market or otherwise, (iii) seeking a change of control of the Company through various means, including without limitation, an extraordinary corporate transaction, such as a merger, reorganization, recapitalization or tender offer, (iv) seeking to amend the Company’s charter and by-laws, (v) seeking to elect a slate of directors to the Company’s board of directors, (vi) presenting proposals for stockholders’ consideration at an annual or special meeting of the Company’s stockholders and (vii) reviewing the Company’s securities filings for compliance with federal securities laws and, where appropriate, making referrals to the SEC.

On June 30, 2003, the Company filed a Current Report on Form 8-K disclosing that it had filed a lawsuit in federal district court in Los Angeles against the Filing Parties, Acquisitor Holdings (Bermuda) Ltd. and Executive Air Support, Inc. alleging that the Filing Parties and the other defendants had made false and/or misleading statements in SEC filings and misused proprietary, confidential and trade secret information in an attempt to take control of the Company’s assets. Following a review of the action filed by the Company, the Filing Parties intend to vigorously defend themselves against these claims.

The Filing Parties believe that the current corporate governance of the Company relating to its officers falls well short of acceptable practice. The Filing Parties intend to thoroughly investigate what appears to be a pattern of self-dealing by members of the Company’s board of directors by which certain individuals have engaged in a scheme to enrich themselves at the Company’s expense and, depending on the findings of their investigation, the Filing Parties may commence litigation.

In light of the current corporate governance of the Company, the Filing Parties are considering means by which some or all of the directors may be removed from the board of directors. On August 1, 2003, one of the Filing Parties, Trident North Atlantic, submitted a request to the Company, through its registered agent in Delaware, seeking a complete list of the Company’s stockholders and a copy of the Company’s by-laws and any other rules of the Company regarding the nomination and election of directors, shareholder proposals and the conduct of the Company’s 2003 Annual Meeting of Stockholders. The August 1st request was made by way of a formal demand under oath pursuant to Section 220 of the General Corporation Law of the State of Delaware and the common law of the State of Delaware submitted by Goldman Sachs International as record holder of 111,660 shares of Common Stock on behalf of Trident North Atlantic as beneficial owner of 111,660 shares of Common stock. By facsimile sent August 8, 2003, Wayne Lovett, Executive Vice President, General Counsel and Secretary of the Company denied the request through Goldman Sachs International. Trident North Atlantic disagrees with the Company’s decision to reject the formal demand made through Goldman Sachs International. That demand was entirely proper under Delaware law and Mr. Lovett’s August 8th facsimile rejecting the demand offered no sufficient justification for the Company’s decision to refuse the request to inspect stockholder records.

On August 28, 2003, Trident North Atlantic, as record holder of 100 shares of Common Stock and beneficial owner of 111,560 shares of Common Stock, submitted a follow up request to the Company, through its registered agent in Delaware, renewing the August 1st request. In addition, Trident North Atlantic’s August 28th letter requests materials relating to a series of troubling allegations made by shareholders in derivative actions against the Company and its management. Through its counsel, Trident North Atlantic, along with American Opportunity Trust, also has forwarded a letter to a Special Litigation Committee of the Company’s board of directors, purportedly established for the purpose of reviewing these allegations.

These letters reflect the concern of the Filing Parties that the Company’s management repeatedly has acted in its own self-interest at the expense of the interests of shareholders generally. The allegations raised by shareholders in recent derivative actions are directed in particular at the actions of Philip J. Fagan, Jr., the Chairman of Mercury Air Group’s Board of Directors, Joseph A. Czyzyk, the Company’s Chief Executive Officer and a board member; and Frederick H. Kopko, Jr., also a board member, and at CFK Partners LLC, a partnership controlled by these three officers and directors and a substantial shareholder. According to the allegations, for example, CFK Partners LLC and these insiders have been the principal beneficiaries of several transactions with or by the Company, including, for example, a Management Stock Purchase Plan pursuant to which the Company funded purchases of Mercury Air Group shares at a premium from CFK Partners LLC, the sale of the Company’s headquarters building to CFK Partners LLC, and fees paid by the Company to Mr. Kopko’s law firm.

At the same time, the Company recently has taken steps to insulate management from outside challenge. For example, it recently enacted a series of changes to its by-laws which (a) impose material new qualification requirements on nominees to the board of directors which the sitting directors themselves would not be able to satisfy; (b) require that nominees to the board of directors agree not to require the Company to purchase directors and officers insurance on their behalf; and (c) disqualifies any person from membership on the board if that person has, in the past three years been adverse to the Company it litigation. The Filing Parties are concerned that management may be taking steps to protect itself from shareholder challenge at precisely the time that management also allegedly has engaged in a series of self-interested transactions.

The purpose of Trident North Atlantic’s request to the Company was to allow Trident North Atlantic to investigate these allegations and determine what course, if any, would be best to ensure that the Company’s management would act to protect the interests of shareholders instead of insiders. In its letter to the Company’s Special Litigation Committee, Trident North Atlantic and American Opportunity Trust enlist the help of Mercury Air Group’s outside directors, if any, in securing the Company’s cooperation with the request to review Company records. A copy of Trident North Atlantic’s August 28th request letter to the Company, and a copy of the letter sent on behalf of Trident North Atlantic and American Opportunity Trust to the Company’s Special Litigation Committee are attached hereto.

The purpose of the August 1st request was to allow Trident North Atlantic to communicate with stockholders regarding the Company’s corporate governance and management practices, the lawsuit filed by the Company against Trident North Atlantic, among others, and to facilitate the possible nomination and election of directors to serve on the Company’s Board of Directors. The purpose of the August 28th request, in addition to renewing the August 1st request, is to allow Trident North Atlantic to investigate and gain a more informed understanding of the basis of the substantial allegations concerning corporate mismanagement raised against the Company and its managers in recent derivative class actions, some of which are described immediately above.

In addition, the Filing Parties believe it is in the interest of all shareholders if either the current board or a new board immediately appoint an independent firm of investment bankers to find ways to maximize shareholder value.

The Filing Parties may also participate in discussions with potential purchasers of their shares of Common Stock, sell some or all of their shares of Common Stock in the open market or through privately negotiated transactions, or change their intention with respect to any and all of the matters referred to above.

Item 5. Interest in Securities of the Issuer.

(a)-(b) The aggregate number and percentage of the outstanding Common Stock of the Company beneficially owned (i) by each of the Filing Parties, and (ii) to the knowledge of the Filing Parties, by each other person who may be deemed to be a member of the group, is as follows:

Filing Party	Aggregate Number of Shares	Number of Shares: Sole Power to Vote	Number of Shares: Shared Power to Vote	Number of Shares: Sole or Shared Power to Dispose	Approximate Percentage*
J O Hambro Group	366,000	0	366,000	366,000	11.1%
J O Hambro Capital Management	366,000	0	366,000	366,000	11.1%
Christopher H. B. Mills	366,000	0	366,000	366,000	11.1%
American Opportunity Trust	157,500	0	157,500	157,500	4.8%
Trident North Atlantic	111,660	0	111,660	111,660	3.4%

*	Based on 6,577,334 shares of Common Stock, par value $0.01 per share, outstanding as of May 9, 2003, which is based on information reported in the Company’s 10-Q, for the period ended March 31, 2003. On June 18, 2003, the Common Stock was consolidated in a 1 for 2 reverse stock split.

(c) In the time since the Amendment No. 5 to Statement on Schedule 13D was filed by the Filing Parties on August 1, 2003, the Filing Parties effected no transactions in the Common Stock.

(d) No person other than the Filing Parties is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As co-investment advisers to American Opportunity Trust, Christopher Harwood Bernard Mills and J O Hambro Capital Management share the right to transfer and vote the shares of the Common Stock of the Company pursuant to an agreement dated as of January 7, 1993 between American Opportunity Trust and J O Hambro Capital Management.

Item 7. Material to be Filed as Exhibits.

(f) Letter to the Company dated August 28, 2003 from Trident North Atlantic requesting a complete list of the Company’s stockholders and materials relating to allegations concerning corporate mismanagement at the Company.

(g) Letter to the Special Litigation Committee of the Company dated August 28, 2003 from Ropes & Gray LLP, counsel to Trident North Atlantic and American Opportunity Trust, to Jenner & Block, counsel to the Special Litigation Committee.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 28, 2003

J O HAMBRO CAPITAL MANAGEMENT LIMITED

By:	/s/ Christopher H. B. Mills
Name:	Christopher H. B. Mills
Title:	Director
Executed on behalf of the Filing Parties pursuant to the Joint Filing Agreement, as previously filed.

Schedule A

Information Concerning Directors and Executive Officers of the Filing Parties

The following table sets forth certain information concerning each of the directors and executive officers of J O Hambro Capital Management Group Limited (“J O Hambro Group”) as of the date hereof.

Name:	James Daryl Hambro (Chairman)
Citizenship:	British
Business Address:	J O Hambro Capital Management Limited Ryder Court 14 Ryder Street London SW1Y 6QB England
Principal Occupation:	Chairman, J O Hambro Capital Management

Name:	Christopher Harwood Bernard Mills (Director)
Citizenship:	British
Business Address:	J O Hambro Capital Management Limited Ryder Court 14 Ryder Street London SW1Y 6QB England
Principal Occupation:	Non-Executive Director, Acquisitor Non-Executive Director, Acquisitor plc Executive Director, NASCIT Executive Director, American Opportunity Trust Director, J O Hambro Capital Management

Name:	Nichola Pease (Director and Chief Executive)
Citizenship:	British
Business Address:	J O Hambro Capital Management Limited Ryder Court 14 Ryder Street London SW1Y 6QB England
Principal Occupation:	Director and Chief Executive, J O Hambro Capital Management

Name:	Basil Postan (Director)
Citizenship:	British
Business Address:	J O Hambro Capital Management Limited Ryder Court 14 Ryder Street London SW1Y 6QB England
Principal Occupation:	Director, J O Hambro Capital Management

Name:	Jeremy James Brade (Director)
Citizenship:	British
Business Address:	J O Hambro Capital Management Limited Ryder Court 14 Ryder Street London SW1Y 6QB England
Principal Occupation:	Director, J O Hambro Capital Management

Name:	Graham Warner (Director)
Citizenship:	British
Business Address:	J O Hambro Capital Management Limited Ryder Court 14 Ryder Street London SW1Y 6QB England
Principal Occupation:	Director, J O Hambro Capital Management

Name:	Robert George Barrett (Director)
Citizenship:	British
Business Address:	J O Hambro Capital Management Limited Ryder Court 14 Ryder Street London SW1Y 6QB England
Principal Occupation:	Director, J O Hambro Capital Management

Name:	Andreas Christian Jutting Lehmann (Director)
Citizenship:	Danish
Business Address:	J O Hambro Capital Management Limited Ryder Court 14 Ryder Street London SW1Y 6QB England
Principal Occupation:	Director, J O Hambro Capital Management

Name:	Willem Vinke (Director)
Citizenship:	Dutch
Business Address:	J O Hambro Capital Management Limited Ryder Court 14 Ryder Street London SW1Y 6QB England
Principal Occupation:	Director, J O Hambro Capital Management

The following table sets forth certain information concerning each of the directors and executive officers of J O Hambro Capital Management Limited (“J O Hambro Capital Management”) as of the date hereof.

Name:	James Daryl Hambro (Managing Director)
Citizenship:	British
Business Address:	J O Hambro Capital Management Limited Ryder Court 14 Ryder Street London SW1Y 6QB England
Principal Occupation:	Managing Director, J O Hambro Capital Management

Name:	Christopher Harwood Bernard Mills (Director)
Citizenship:	British
Business Address:	J O Hambro Capital Management Limited Ryder Court 14 Ryder Street London SW1Y 6QB England
Principal Occupation:	Non-Executive Director, Acquisitor Non-Executive Director, Acquisitor plc Executive Director, NASCIT Executive Director, American Opportunity Trust Director, J O Hambro Capital Management

Name:	Jeremy James Brade (Director)
Citizenship:	British
Business Address:	J O Hambro Capital Management Limited Ryder Court 14 Ryder Street London SW1Y 6QB England
Principal Occupation:	Director, J O Hambro Capital Management

Name:	Nichola Pease (Director)
Citizenship:	British
Business Address:	J O Hambro Capital Management Limited Ryder Court 14 Ryder Street London SW1Y 6QB England
Principal Occupation:	Director and Chief Executive, J O Hambro Capital Management

Name:	Basil Postan (Director)
Citizenship:	British
Business Address:	J O Hambro Capital Management Limited Ryder Court 14 Ryder Street London SW1Y 6QB England
Principal Occupation:	Director, J O Hambro Capital Management

Name:	Robert George Barrett (Director)
Citizenship:	British
Business Address:	J O Hambro Capital Management Limited Ryder Court 14 Ryder Street London SW1Y 6QB England
Principal Occupation:	Director, J O Hambro Capital Management

Name:	Andreas Christian Jutting Lehmann (Director)
Citizenship:	Danish
Business Address:	J O Hambro Capital Management Limited Ryder Court 14 Ryder Street London SW1Y 6QB England
Principal Occupation:	Director, J O Hambro Capital Management

Name:	Willem Vinke (Director)
Citizenship:	Dutch
Business Address:	J O Hambro Capital Management Limited Ryder Court 14 Ryder Street London SW1Y 6QB England
Principal Occupation:	Director, J O Hambro Capital Management

The following table sets forth certain information concerning each of the directors and executive officers of American Opportunity Trust plc (“American Opportunity Trust”) as of the date hereof.

Name:	R. Alexander Hammond-Chambers (Chairman)
Citizenship:	British
Business Address:	29 Rutland Square Edinburgh EH1 2BW Scotland
Principal Occupation:	Non-Executive Director, American Opportunity Trust

Name:	Christopher Harwood Bernard Mills (Executive Director)
Citizenship:	British
Business Address:	Ryder Court 14 Ryder Street London SW1Y 6QB England
Principal Occupation:	Non-Executive Director, Acquisitor Non-Executive Director, Acquisitor plc Executive Director, American Opportunity Trust Executive Director, NASCIT Director, J O Hambro Capital Management

Name:	John Gildea (Director)
Citizenship:	USA
Business Address:	Gildea Management Company[1] 537 Steamboat Road Greenwich, Connecticut 06830
Principal Occupation:	Managing Director, Gildea Management Company

1	Gildea Management Company is principally engaged in the investment management business.

Name:	The Hon. James J. Nelson (Director)
Citizenship:	British
Business Address:	Foreign & Colonial Ventures[2] 4th Floor Berkeley Square House Berkeley Square London W1X 5PA England
Principal Occupation:	Director, Foreign & Colonial Ventures

Name:	Iain Tulloch (Director)
Citizenship:	British
Business Address:	Murray Johnstone Ltd.[3] 7 West Nile Street Glasgow G2 2PX Scotland
Principal Occupation:	Director, Murray Johnstone Ltd.

Name:	Philip Ehrman (Director)
Citizenship:	British
Business Address:	Gartmore Investment Management Ltd.[4] Gartmore House 16-18 Monument Street London EC3R 8AJ England
Principal Occupation:	Investment Manager, Gartmore Investment Management Ltd.

2	Foreign & Colonial Ventures is principally engaged in the investment management business.
3	Murray Johnstone Ltd. is principally engaged in the investment management business.
4	Gartmore Investment Management Limited is principally engaged in the investment management business.

The following table sets forth certain information concerning each of the directors and executive officers of The Trident North Atlantic Fund (“Trident North Atlantic”) as of the date hereof.

Name:	Basil Postan (Director)
Citizenship:	British
Business Address:	J O Hambro Capital Management Limited Ryder Court 14 Ryder Street London SW1Y 6QB England
Principal Occupation:	Director, J O Hambro Capital Management
Partner, RSM Robson Rhodes

Name:	Christopher Harwood Bernard Mills (Director)
Citizenship:	British
Business Address:	J O Hambro Capital Management Limited Ryder Court 14 Ryder Street London SW1Y 6QB England
Principal Occupation:	Executive Director, NASCIT Executive Director, American Opportunity Trust Director, J O Hambro Capital Management

Name:	David Sargison (Director)
Citizenship:	British
Business Address:	Caledonian Bank & Trust Limited Caledonian House George Town, Grand Cayman Cayman Islands
Principal Occupation:	Managing Director, Caledonian Bank & Trust Limited

Name:	John Gildea (Director)
Citizenship:	USA
Business Address:	Gildea Management Company P.O. Box 98 New Canaan, Connecticut 06840 USA
Principal Occupation:	Managing Director, Gildea Management Company

Exhibit Index

The following documents are filed herewith or incorporated herein by reference:

Exhibit		Page
(a)	Administration, Management and Custody Agreement dated as of January 7, 1993 between J O Hambro Capital Management Limited and American Opportunity Trust plc.	Incorporated by reference to Exhibit (a) of the Schedule 13D Amendment No. 1 filed on February 20, 2001 by Acquisitor plc and the other parties thereto with respect to Colorado MEDtech Inc.

(b)	Joint Filing Agreement dated as of December 2, 2002 among Acquisitor Holdings (Bermuda) Ltd., J O Hambro Capital Management Group Limited, J O Hambro Capital Management Limited, American Opportunity Trust plc, and Christopher H. B. Mills.	Previously filed.

(c)	Amended and Restated Joint Filing Agreement dated as of December 17, 2002 among Acquisitor Holdings (Bermuda) Ltd., J O Hambro Capital Management Group Limited, J O Hambro Capital Management Limited, American Opportunity Trust plc, Christopher H. B. Mills and The Trident North Atlantic Fund.	Previously filed.

(d)	Second Amended and Restated Joint Filing Agreement dated as of April 9, 2003 among Acquisitor Holdings (Bermuda) Ltd., J O Hambro Capital Management Group Limited, J O Hambro Capital Management Limited, American Opportunity Trust plc, Christopher H. B. Mills and The Trident North Atlantic Fund.	Previously filed.

(e)	Letter dated July 31, 2003 from The Trident North Atlantic Fund to the Company requesting a complete list of the Company’s stockholders.	Previously filed.

(f)	Letter to the Company dated August 28, 2003 from The Trident North Atlantic Fund	Exhibit (f) attached hereto.

requesting a complete list of the Company’s stockholders and materials relating to allegations concerning corporate mismanagement at the Company.

(g)	Letter to the Special Litigation Committee of the Company dated August 28, 2003 from Ropes & Gray LLP, counsel to The Trident North Atlantic Fund and American Opportunity Trust plc, to Jenner & Block, counsel to the Special Litigation Committee.	Exhibit (g) attached hereto.